Exhibit 99.1

Molecular Data Inc. Announces the Establishment of its Strategy Advisory Committee

SHANGHAI, China, May 8, 2020 (GLOBE NEWSWIRE) — Molecular Data Inc. (“Molecular Data” or the “Company”) (NASDAQ: MKD), a leading technology-driven platform in China’s chemical industry, today announced that it has formed a strategy advisory committee and has appointed Junling Li, former vice president of Alibaba Group, as the president of such advisory committee.

“Now that we have entered the new strategic development phase following our initial public offering in December 2019, and now face the ‘new norm’ shaped by COVID-19, we established the strategy advisory committee to provide advice, guidance and input on the future development strategies of Molecular Data,” said Dr. Zheng Wang, Chief Executive Officer and Director of the Company. “As a leader in China’s chemical e-commerce industry, we are striving to leverage our technological advantages in big data and artificial intelligence capabilities to enhance operating efficiency throughout the chemical industry. We look forward to working with the internal and external experts in our strategy advisory committee to grow Molecular Data to the next level.”

Junling Li is one of the leading figures in China’s science and technology industry. After graduating from Stanford University in 1996, he served as a management consultant at McKinsey & Company and as the director of strategy at Motorola China. He joined Alibaba Group in 2006 as the vice president of group strategy.

About Molecular Data Inc.

Molecular Data Inc. is a leading technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data Weixin account, Chemical Community App and other ancillary platforms.

For investor and media inquiries, please contact:

In China:

Molecular Data Inc.

Eva Ma

Tel: +86-21-5419-9057

E-mail: investor@molbase.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: molbase@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: molbase@tpg-ir.com

Source: Molbase